UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-54785

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q    ☐Form N-SAR   ☐ Form N-CSR

For Period Ended:    June 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

__________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Integrity Applications, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 102 Ha’Avoda Street, P.O. Box 432

City, State and Zip Code:  Ashkelon, Israel L3 7810301

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 cannot be filed within the prescribed time period because the Registrant is experiencing unexpected delays in the collection and compilation of certain information required to be included in the Form 10-Q.  The Registrant’s Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Eran Hertz	(972)(8)	675-7878
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the quarter ended June 30, 2014 is expected to be reflected in the subject report in the amount of $5,261,928, as compared to a net loss of $576,597 for the prior-year period.  The increase in net income is due to the change in financing income which is primarily attributable to a decrease in the fair value estimate relating to our warrants with down-round protection that were issued to investors and by issuance expenses allocated to such warrants at the issuance date.

Integrity Applications, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2014	By:	/s/ Eran Hertz
	Name:	Eran Hertz
	Title:	Chief Financial Officer